Exhibit 99.1
NEWS RELEASE

Contact: Kathy Liebmann	(734) 241-2438	kathy.liebmann@la-z-boy.com
LA-Z-BOY REPORTS FISCAL 2008 SECOND-QUARTER RESULTS
MONROE, MI. November 13, 2007—La-Z-Boy Incorporated (NYSE: LZB) today reported its operating results for the second fiscal quarter ended October 27, 2007. Net sales for the quarter were $365.4 million, down 12% compared with the prior-year period. The company posted an after-tax loss of $9.9 million, or $0.19 per share, which included a $0.07 per-share charge for a write-down of goodwill, a $0.12 per—share charge from discontinued operations, a large portion of which was attributable to intangible assets and liquidating inventory of businesses held for sale, and a $0.01 restructuring charge. La-Z-Boy posted an after-tax loss of $3.7 million from continuing operations, or a loss of $0.07 per share, which included the $0.01 per share restructuring charge and the $0.07 per share for the goodwill write-down.
Kurt L. Darrow, La-Z-Boy’s President and Chief Executive Officer, said: “While we are disappointed that, due to industry headwinds, the improvements we have made in our business model are not clearly evident in our results, we posted reasonable operating margins in each of our wholesale businesses on significantly lower volume. In the midst of what continues to be a challenging environment across the furniture sector, we are executing against our strategy and making the necessary changes to our business model to ensure we remain both a leading and competitive manufacturer, distributor and retailer. During the quarter, we sold our two remaining businesses held for sale and are pleased to have the announced portfolio rationalization process behind us. Going forward, we will continue to address our manufacturing processes, structure our retail operation to run as an integrated entity with increased efficiencies and remain committed to working on the areas of the business we can control and improve given this environment.”
Upholstery
For the fiscal 2008 second quarter, sales in the company’s upholstery segment decreased 11.4% to $269.7 million compared with $304.6 million in the prior year’s second quarter while the segment’s operating margin increased to 7.1% from 6.6% in the year-ago period. Darrow stated, “Our operating margin results this quarter reflect increased capacity utilization at our remaining facilities as well as the benefit we are attaining through the conversion of our La-Z-Boy branded facilities to the cellular production process, which will be completed by the end of this fiscal year. We are confident that when retail conditions improve, the lower operating cost structure we have achieved across our enterprise will position us to improve our financial results.”

For the quarter, the La-Z-Boy Furniture Galleries® store system, which includes both company-owned and independent-licensed stores, opened 6 new stores, relocated and/or remodeled 4 and closed 1, bringing the total store count to 338, of which 205 are in the New Generation format. For the third quarter 2008, the network plans to open 10 New Generation format La-Z-Boy Furniture Galleries® stores, of which 3 will be new stores and 7 will be store remodels or relocations, and will close 3.
System-wide, for the third calendar quarter, including company-owned and independent-licensed stores, same-store written sales, which the company tracks as an indicator of retail activity, were down 9.1%. Total written sales, which includes new stores, were down 9.6%.
Casegoods
For the 2008 second quarter, casegoods sales were $58.9 million, down 20.6% from the prior year’s second quarter and, as a result, the segment’s quarterly operating margin decreased to 6.1% from 8.4% in last year’s comparable period.
Darrow commented, “The high variable cost structure associated with our casegoods business, which has transitioned to primarily an import model, allowed us to post a 6.1% operating margin on a significant decrease in sales year over year. Furthermore, we moved and downsized the office facilities for our casegoods operations at the end of the quarter, which will further reduce our fixed costs. Going forward, we are focused on increasing revenues in the segment and are pleased our casegoods companies received positive reviews for their new product introductions at the recent High Point Market.”
Retail
For the quarter, retail sales were $46.2 million, down 12% compared with the prior-year period. The retail group posted an operating loss for the quarter and its operating margin was (19.8%). A portion of the sales decline was the result of exiting the Pittsburgh, Pennsylvania and Rochester, New York markets in the second half of fiscal 2007. Additionally, the retail segment did not achieve the anticipated sales increases from opening 10 stores over the past twelve months in its ongoing markets. With the slowing economy and its effect on the home furnishings market, the company continues to experience negative same store sales comparisons across all of its markets. As a result of the decreased volume, the company’s operating results were impacted as it was more difficult to absorb fixed costs, particularly the higher occupancy costs associated with the company’s new stores.
Given the continued depressed housing market in southeastern Florida and its impact on La-Z-Boy’s retail operations, the company has delayed its new store plans for the near term. The downturn in business and the company’s decision to delay its expansion has triggered a significant change in its valuation of the southeastern Florida market, resulting in a $0.07 per share write-down on the goodwill associated with that market.
Darrow stated, “We continue to make substantial changes to our retail model and are reducing costs through the consolidation of systems and operations. These changes did, indeed, improve our cost structure and overall competitiveness; however, that improvement is not clearly demonstrable in an environment of significantly lower volume.”
During the second quarter, the company’s retail segment opened 2 new company-owned stores and closed 1. At the end of the second quarter, the company owned 70 stores, including 50 in the

New Generation format, or about 71% versus 68 company-owned stores last year at this time, of which 37, or 54%, were in the new format.
Restructuring
During the quarter, a pre-tax restructuring charge of approximately $1 million was recorded. The charge is primarily related to transition costs associated with the closure of the company’s Lincolnton plant as well as charges in the company’s retail operation. These charges were partially offset by a gain from the sale of a small manufacturing facility.
Businesses Held for Sale
In the second quarter, the company completed the sales of its Clayton-Marcus and Pennsylvania House operations. The company recorded a $5.8 million pre-tax loss in relation to the sale of Clayton-Marcus, a $0.6 million pre-tax loss for the sale of the Pennsylvania House trade name and wrote down an additional $3.0 million to mark its remaining Pennsylvania House inventory to market.
Balance Sheet
At the end of the fiscal 2008 second quarter, the company’s debt to capitalization ratio was 24.7%. Inventories decreased to $191.0 million at the end of the second quarter. Cash generated from operations was $14.3 million, primarily the result of a reduction in working capital.
The company received an amendment from its bank group for a one-quarter adjustment to its fixed charge coverage ratio requirements, but was in compliance with its covenants for its private placement notes. The company is working to finalize an arrangement to renegotiate its bank agreements, refinancing its debt with an asset-based lending arrangement. Darrow stated, “There are a number of moves we are making to improve our business model, including the consolidations in our retail business, our store build out program and the conversion to cellular production at our branded facilities. Our proposed new arrangement, with longer term financing options, will give us the additional flexibility we need to make the necessary adjustments to our business in the short term.”
Business Outlook
Commenting on the company’s business outlook, Darrow said: “With the continued weak demand at retail for furniture, the decline in consumer confidence and the overall uncertain economic environment, our previously reported annual guidance will not be attainable. Since there are a number of unusual items in the first half of the year, the company feels that updated guidance for the second half of the year would be more prudent at this time and would give investors better perspective for the remainder of the year. At this point, we expect sales for the second half of fiscal year 2008 to be down 4% to 8% and earnings per share to be in the range of $0.06 to $0.14 per share compared with $0.30 per share from continuing operations in the second half of 2007, which included an $0.11 per share charge for restructuring, a $0.14 per share gain on property sales and $0.04 per share in income from anti-dumping monies. The 2008 estimate does not include restructuring charges, potential income from anti-dumping monies, or any further effect from discontinued operations.”
Forward-looking Information

Any forward-looking statements contained in this news release are based on current information and assumptions and represent management’s best judgment at the present time. Actual results could differ materially from those anticipated or projected due to a number of factors. These factors include, but are not limited to: (a) changes in consumer confidence; (b) changes in demographics; (c) changes in housing sales; (d) the impact of terrorism or war; (e) continued energy price changes; (f) the impact of logistics on imports; (g) the impact of interest rate changes; (h) changes in currency exchange rates; (i) competitive factors; (j) operating factors, such as supply, labor or distribution disruptions including changes in operating conditions or costs; (k) effects of restructuring actions; (l) changes in the domestic or international regulatory environment; (m) ability to implement global sourcing organization strategies; (n) fair value changes to our intangible assets due to actual results differing from projected; (o) the impact of adopting new accounting principles; (p) the impact from natural events such as hurricanes, earthquakes and tornadoes; (q) the impact of retail store relocation costs, the success of new stores or the timing of converting stores to the New Generation format; (r) the ability to procure fabric rolls or cut and sewn fabric sets domestically or abroad; (s) the ability to sell the remaining assets of our discontinued operations for their recorded fair value; (t) those matters discussed under “Risk Factors” in our most recent Annual Report of Form 10-K and subsequent Quarterly Reports on Form 10-Q and factors relating to acquisitions and other factors identified from time to time in our reports filed with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements, either to reflect new developments or for any other reason.
Additional Information
This news release is just one part of La-Z-Boy’s financial disclosures and should be read in conjunction with other information filed with the Securities and Exchange Commission, which is available at http://www.la-z-boy.com/about/investorRelations/sec_filings.aspx. Investors and others wishing to be notified of future La-Z-Boy news releases, SEC filings and quarterly investor conference calls may sign up at:
http://www.la-z-boy.com/about/investorRelations/IR_email_alerts.aspx.
Background Information
La-Z-Boy Incorporated is one of the world’s leading residential furniture producers, marketing furniture for every room of the home. The La-Z-Boy Upholstery Group companies are Bauhaus, England, La-Z-Boy and La-Z-Boy, U.K. The La-Z-Boy Casegoods Group companies are American Drew, Hammary, Kincaid and Lea.
The corporation’s proprietary distribution network is dedicated exclusively to selling La-Z-Boy Incorporated products and brands, and includes 338 stand-alone La-Z-Boy Furniture Galleries® stores and 215 La-Z-Boy In-Store Galleries, in addition to in-store gallery programs at the company’s Kincaid, England and Lea operating units. According to industry trade publication In Furniture, the La-Z-Boy Furniture Galleries retail network is North America’s largest single-brand furniture retailer. Additional information is available at http://www.la-z-boy.com/.
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LA-Z-BOY INCORPORATED
CONSOLIDATED STATEMENT OF OPERATIONS

	Second Quarter Ended
				Percent of Sales
(Unaudited, amounts in thousands, except			% Over
per share data)	10/27/07	10/28/06	(Under)	10/27/07	10/28/06

Sales	$365,434	$414,614	-11.9%	100.0%	100.0%
Cost of sales
Cost of goods sold	266,658	306,351	-13.0%	73.0%	73.9%
Restructuring	518	(400)	-229.5%	0.1%	-0.1%

Total cost of sales	267,176	305,951	-12.7%	73.1%	73.8%
Gross profit	98,258	108,663	-9.6%	26.9%	26.2%
Selling, general and administrative	98,098	99,887	-1.8%	26.8%	24.1%
Write-down of intangibles	5,809	—	N/M	1.6%	—
Restructuring	449	2,265	-80.2%	0.1%	0.5%

Operating income (loss)	(6,098)	6,511	-193.7%	-1.7%	1.6%
Interest expense	2,120	2,614	-18.9%	0.6%	0.6%
Other income, net	1,374	1,348	1.9%	0.4%	0.3%

Income (loss) from continuing operations before income taxes	(6,844)	5,245	-230.5%	-1.9%	1.3%
Income tax expense (benefit)	(3,192)	1,949	-263.8%	46.6%*	37.2%*

Income (loss) from continuing operations	(3,652)	3,296	-210.8%	-1.0%	0.8%
Loss from discontinued operations (net of tax)	(6,282)	(1,342)	-368.1%	-1.7%	-0.3%

Net income (loss)	$(9,934)	$1,954	-608.4%	-2.7%	0.5%

Basic average shares	51,410	51,373
Basic income (loss) from continuing operations per share	$(0.07)	$0.06
Discontinued operations per share (net of tax)	$(0.12)	$(0.02)

Basic net income (loss) per share	$(0.19)	$0.04

Diluted average shares	51,410	51,639
Diluted income (loss) from continuing operations per share	$(0.07)	$0.06
Discontinued operations per share (net of tax)	$(0.12)	$(0.02)

Diluted net income (loss) per share	$(0.19)	$0.04

Dividends paid per share	$0.12	$0.12

*	As a percent of pretax income, not sales.

N/M	= not meaningful

LA-Z-BOY INCORPORATED
CONSOLIDATED STATEMENT OF OPERATIONS

	Six Months Ended
				Percent of Sales
(Unaudited, amounts in thousands, except			% Over
per share data)	10/27/07	10/28/06	(Under)	10/27/07	10/28/06

Sales	$709,830	$808,537	-12.2%	100.0%	100.0%
Cost of sales
Cost of goods sold	525,801	602,359	-12.7%	74.1%	74.5%
Restructuring	3,079	(400)	-869.8%	0.4%	—

Total cost of sales	528,880	601,959	-12.1%	74.5%	74.5%
Gross profit	180,950	206,578	-12.4%	25.5%	25.5%
Selling, general and administrative	192,606	194,570	-1.0%	27.1%	24.1%
Write-down of intangibles	5,809	—	N/M	0.8%	—
Restructuring	1,569	2,265	-30.7%	0.2%	0.3%

Operating income (loss)	(19,034)	9,743	-295.4%	-2.7%	1.2%
Interest expense	4,217	5,140	-18.0%	0.6%	0.6%
Other income, net	2,822	1,618	74.4%	0.4%	0.2%

Income (loss) from continuing operations before income taxes	(20,429)	6,221	-428.4%	-2.9%	0.8%
Income tax expense (benefit)	(8,235)	1,833	-549.3%	40.3%*	29.5%*

Income (loss) from continuing operations	(12,194)	4,388	-377.9%	-1.7%	0.5%
Loss from discontinued operations (net of tax)	(6,434)	(139)	N/M %	-0.9%	—

Net income (loss)	$(18,628)	$4,249	-538.4%	-2.6%	0.5%

Basic average shares	51,395	51,580
Basic income (loss) from continuing operations per share	$(0.24)	$0.08
Discontinued operations per share (net of tax)	$(0.12)	—

Basic net income (loss) per share	$(0.36)	$0.08

Diluted average shares	51,395	51,806
Diluted income (loss) from continuing operations per share	$(0.24)	$0.08
Discontinued operations per share (net of tax)	$(0.12)	—

Diluted net income (loss) per share	$(0.36)	$0.08

Dividends paid per share	$0.24	$0.24

*	As a percent of pretax income, not sales.

N/M	= not meaningful

LA-Z-BOY INCORPORATED
CONSOLIDATED BALANCE SHEET

			Increase/(Decrease)
(Unaudited, amounts in thousands)	10/27/07	10/28/06	Dollars	Percent	4/28/07

Current assets
Cash and equivalents	$32,692	$20,529	$12,163	59.2%	$51,721
Receivables, net	215,275	253,519	(38,244)	-15.1%	230,399
Inventories, net	190,985	237,885	(46,900)	-19.7%	197,790
Deferred income taxes—current	14,337	16,043	(1,706)	-10.6%	17,283
Assets of discontinued operations	3,634	—	3,634	N/M	24,278
Other current assets	27,073	29,076	(2,003)	-6.9%	19,327

Total current assets	483,996	557,052	(73,056)	-13.1%	540,798
Property, plant and equipment, net	180,912	204,904	(23,992)	-11.7%	183,218
Deferred income taxes—long term	25,608	3,451	22,157	N/M	15,380
Goodwill	49,850	62,736	(12,886)	-20.5%	55,659
Trade names	9,006	18,794	(9,788)	-52.1%	9,472
Other long-term assets	76,545	80,166	(3,621)	-4.5%	74,164

Total assets	$825,917	$927,103	$(101,186)	-10.9%	$878,691

Current liabilities
Short-term borrowings	$—	$35,000	$(35,000)	-100.0%	$—
Current portion of long-term debt	38,353	3,295	35,058	N/M	37,688
Accounts payable	54,194	72,308	(18,114)	-25.1%	68,089
Liabilities of discontinued operations	1,664	—	1,664	N/M	3,843
Accrued expenses and other current liabilities	103,130	114,762	(11,632)	-10.1%	118,590

Total current liabilities	197,341	225,365	(28,024)	-12.4%	228,210
Long-term debt	110,774	147,799	(37,025)	-25.1%	111,714
Income taxes payable — long term	7,084	—	7,084	N/M	—
Other long-term liabilities	56,474	54,920	1,554	2.8%	53,419
Contingencies and commitments	—	—	—	—	—
Shareholders’ equity
Common shares, $1 par value	51,416	51,364	52	0.1%	51,377
Capital in excess of par value	206,636	206,145	491	0.2%	208,283
Retained earnings	193,681	236,635	(42,954)	-18.2%	223,896
Accumulated other comprehensive income	2,511	4,875	(2,364)	-48.5%	1,792

Total shareholders’ equity	454,244	499,019	(44,775)	-9.0%	485,348

Total liabilities and shareholders’ equity	$825,917	$927,103	$(101,186)	-10.9%	$878,691

LA-Z-BOY INCORPORATED
CONSOLIDATED STATEMENT OF CASH FLOWS

	Second Quarter Ended		Six Months Ended
(Unaudited, amounts in thousands)	10/27/07	10/28/06	10/27/07	10/28/06

Cash flows from operating activities
Net income (loss)	$(9,934)	$1,954	$(18,628)	$4,249
Adjustments to reconcile net income (loss) to cash used for operating activities
Loss (gain) on sale of discontinued operations (net of tax)	3,990	—	3,990	(1,280)
Write-down of businesses held for sale (net of tax)	2,159	—	2,159	—
Write-down of intangibles (net of tax)	3,689	—	3,689	—
Restructuring	967	1,865	4,648	1,865
Provision for doubtful accounts	1,505	1,643	3,619	2,807
Depreciation and amortization	6,093	6,809	12,313	13,889
Stock-based compensation expense	1,001	1,861	1,862	2,732
Change in receivables	(13,409)	(24,228)	9,188	(2,945)
Change in inventories	15,323	873	9,252	(17,117)
Change in payables	1,000	(2,060)	(14,414)	(9,379)
Change in other assets and liabilities	6,568	(8,623)	(16,678)	(15,570)
Change in deferred taxes	(4,671)	(3,110)	(6,146)	(6,766)

Total adjustments	24,215	(24,970)	13,482	(31,764)

Net cash provided by (used for) operating activities	14,281	(23,016)	(5,146)	(27,515)

Cash flows from investing activities
Proceeds from disposals of assets	867	3,633	7,282	24,962
Proceeds from sale of discontinued operations	4,019	3,184	4,019	33,166
Capital expenditures	(5,970)	(5,767)	(15,599)	(15,010)
Purchases of investments	(6,648)	(2,760)	(13,270)	(8,392)
Proceeds from sales of investments	7,801	2,320	14,593	8,017
Change in other long-term assets	365	(701)	385	(196)

Net cash provided by (used for) investing activities	434	(91)	(2,590)	42,547

Cash flows from financing activities
Proceeds from debt	171	56,276	817	78,675
Payments on debt	(192)	(31,266)	(1,092)	(78,680)
Stock issued for stock and employee benefit plans	(94)	(342)	(116)	766
Repurchases of common stock	—	(3,261)	—	(6,947)
Dividends paid	(6,232)	(6,213)	(12,441)	(12,462)

Net cash provided by (used for) financing activities	(6,347)	15,194	(12,832)	(18,648)

Effect of exchange rate changes on cash and equivalents	538	49	1,539	56

Change in cash and equivalents	8,906	(7,864)	(19,029)	(3,560)
Cash and equivalents at beginning of period	23,786	28,393	51,721	24,089

Cash and equivalents at end of period	$32,692	$20,529	$32,692	$20,529

Cash paid (net of refunds) during period — income taxes	$758	$16,889	$3,893	$17,097
Cash paid during period — interest	$1,495	$1,748	$3,405	$4,660

LA-Z-BOY INCORPORATED
SEGMENT INFORMATION

	Second Quarter Ended		Six Months Ended
	10/27/07	10/28/06	10/27/07	10/28/06
(Amounts in thousands)	(13 weeks)	(13 weeks)	(26 weeks)	(26 weeks)

Sales
Upholstery Group	$269,749	$304,598	$524,506	$599,995
Casegoods Group	58,892	74,164	112,466	135,190
Retail Group	46,163	52,485	91,394	104,689
VIEs/Eliminations	(9,370)	(16,633)	(18,536)	(31,337)

Consolidated	$365,434	$414,614	$709,830	$808,537

Operating income (loss)
Upholstery Group	$19,036	$20,162	$27,903	$37,787
Casegoods Group	3,577	6,200	6,177	9,442
Retail Group	(9,119)	(8,769)	(19,193)	(16,484)
Corporate and Other*	(12,816)	(9,217)	(23,464)	(19,137)
Intangible write-down	(5,809)	—	(5,809)	—
Restructuring	(967)	(1,865)	(4,648)	(1,865)

	$(6,098)	$6,511	$(19,034)	$9,743

*	Variable Interest Entities (“VIEs”) are included in corporate and other.